UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

TXO Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

87313P103
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No. 87313P103	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Global Endowment Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,213,962

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,213,962

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,213,962

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 87313P103	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Stephanie S. Lynch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,213,962

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,213,962

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,213,962

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 87313P103	Page 4 of 7 Pages
Item 1(a).	Name of Issuer:

TXO Partners, L.P. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 West 7th Street
Fort Worth, Texas 76102

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Global Endowment Management, LP (“GEM”) and Stephanie S. Lynch (“Ms. Lynch” and, together with GEM, the “Reporting Persons”).

This Statement relates to Common Units (as defined herein) held for the accounts of GEF-DTOE, Inc. and GEF-PUE, LP.  GEM controls the investment decisions of each of GEF-DTOE, Inc. and GEF-PUE, LP.  Ms. Lynch has management control over GEM.  In such capacities, each of the Reporting Persons may therefore be deemed to beneficially own the Common Units reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is 224 West Tremont Avenue, Charlotte, NC 28203.

Item 2(c).	Citizenship:

GEM is a Delaware limited partnership.  Ms. Lynch is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Units (“Common Units”)

Item 2(e).	CUSIP Number:

87313P103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2023, each Reporting Person may be deemed the beneficial owner of 3,213,962 Common Units.

Item 4(b).	Percent of Class:

As of December 31, 2023, each Reporting Person may be deemed the beneficial owner of approximately 10.5% of the Common Units outstanding.  This percentage is based on 30,750,000 Common Units outstanding as of November 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 87313P103	Page 5 of 7 Pages
Item 4(c).	Number of Shares as to Which Such Person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,213,962
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,213,962

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

GEF-PUE, LP is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP No. 87313P103	Page 6 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL ENDOWMENT MANAGEMENT, LP

	By:	/s/ Stephanie S. Lynch
Stephanie S. Lynch
Managing Partner

STEPHANIE S. LYNCH

	By:	/s/ Stephanie S. Lynch

February 13, 2024

CUSIP No. 87313P103	Page 7 of 7 Pages
EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement, dated February 13, 2024